[redacted] **SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2004

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibits

(a) Report of Independent Registered Public Accounting Firm (beginning on page 1), Financial Statements for the years ended December 31, 2004 and 2003, Supplemental Schedule for the year ended December 31, 2004, Consent of Independent Registered Public Accounting Firm are filed herewith.

The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of Independent Registered Public Accounting Firm (following financial statements on page 34).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Wells Fargo & Company 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator

Avid Modjtabai
Executive Vice President
and Director of Human Resources
Wells Fargo & Company

Date: June 27, 2005

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 27, 2005

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Investments not directed by participants (notes 3, 4, and 5):		
ESOP:		
Company common stock	$ 2,060,277,410	1,833,194,525
Company convertible preferred stock	362,117,514	286,323,315
Short-term investments	931,647	1,000,053
	2,423,326,571	2,120,517,893
Investments directed by participants (note 5):		
Separately managed portfolio:		
Wells Fargo Stock Fund	1,925,316,162	1,853,809,339
Stable Value Fund	1,199,449,969	1,172,965,927
	3,124,766,131	3,026,775,266
Common collective funds	1,534,552,096	1,457,167,336
Mutual funds	2,000,769,881	1,569,133,687
Participant loans	207,139,098	193,033,838
Total investments	9,290,553,777	8,366,628,020
Receivable employer contribution	47,034,660	14,478,435
Pending trades due from broker	1,988,357	1,406,160
Accrued dividends	7,647,208	35,592
Total assets	9,347,224,002	8,382,548,207
Liabilities:		
Notes payable – Wells Fargo & Company (notes 3, 4, and 11)	(288,799,771)	(229,227,954)
Excess contributions payable	(4,586,103)	—
Pending trades due to broker	(1,878,097)	(1,776,451)
Total liabilities	(295,263,971)	(231,004,405)
Net assets available for benefits	$ 9,051,960,031	8,151,543,802

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:		
Investment income:		
Net appreciation in fair value of investments (note 5)	$ 491,345,087	1,331,269,731
Dividends, net of passthrough dividends of $73,202,372 and $63,863,073	136,870,677	77,311,632
Interest	63,179,675	68,519,733
Total investment income	691,395,439	1,477,101,096
Contributions:		
Employer	295,057,879	225,457,920
Participant	432,468,472	384,669,746
Total contributions	727,526,351	610,127,666
Total additions	1,418,921,790	2,087,228,762
Deductions:		
Benefits paid to participants	(526,242,033)	(385,783,656)
ESOP interest expense	(17,112,714)	(15,251,647)
Administrative expenses	(3,293,127)	(3,436,634)
Total deductions	(546,647,874)	(404,471,937)
Net increase before transfers from other plans	872,273,916	1,682,756,825
Transfers from other plans (note 10)	28,142,313	2,129,426
Net increase	900,416,229	1,684,886,251
Net assets available for benefits:		
Beginning of year	8,151,543,802	6,466,657,551
End of year	$ 9,051,960,031	8,151,543,802

See accompanying notes to financial statements.

WELLS
000006

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is an Employee Stock Ownership Plan (ESOP) with a 401(k) feature. It is considered a defined contribution plan sponsored by the Company. Subsidiaries of the Company may elect to be participating employers in the Plan and to offer benefits to their employees. Effective January 1, 2002, the Plan was amended to comply with various legislative and regulatory changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer matching contributions the first day of the quarter following the completion of one year of vesting service.

The Plan is administered by the Company and advised by a committee whose members are appointed by the board of directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee) which is a wholly owned subsidiary of the Company.

(b) Contributions and Vesting

Each year, eligible participants may make pre-tax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined by the Plan document. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Effective January 1, 2002, participants over 50 can make an additional elective pre-tax contribution each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000 in 2006. Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and generally become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the Plan document.

The plan was amended with respect to any salary continuation leave of absence that commences on or after October 1, 2003 by providing that salary continuation pay is not considered certified compensation for purposes of employee pre-tax contributions and employer matching contributions.

Employer matching contributions are automatically invested in Wells Fargo & Company common stock (the ESOP Fund). Shares of Company stock contributed by the Company may either be authorized but previously unissued shares or shares held by the Company as Treasury shares.

WELLS
000007

The plan was amended effective January 1, 2004, to allow for discretionary employer contributions to be allocated to the Wells Fargo Share Award Account. If a contribution is to be made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The Share Award Account is invested in Wells Fargo & Company common stock and becomes 100% vested after five years of service. For the year ended December 31, 2004, the Share Award was approximately $47,000,000 and was funded by 777,176 shares of Company common stock.

Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings, net of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ESOP Plan Notes

The Plan, an ESOP, may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from sellers other than the Company. During 2004 and 2003, the Plan borrowed money from the Company to buy preferred stock from the Company (note 11).

(e) Payment of Benefits and Forfeitures

Distributions are made in a lump sum or in installment payments as elected by the participant after termination of employment. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, partial lump sum, or as installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund and/or the Wells Fargo Stock Fund (the Stock Fund) may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash. If the participant's balance is less than $5,000, a distribution is made as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund or Stock Fund may request the withdrawal from that Fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were $4,948,186 and $7,690,562 for the years ended December 31, 2004 and 2003, respectively.

(f) Participant Loans

Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through semimonthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

(g) ESOP

The Plan purchases Company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants' ESOP account (note 3).

(h) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 15 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Stable Value Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Master Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan's assets and the Company has elected the financial statement presentation format which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2004, the Trust is composed of the following 15 investment funds: Stable Value Fund, Bond Index Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund,

Strategic Growth Allocation Fund, Asset Allocation Fund, Dodge & Cox Stock Fund, S&P 500 Index Fund, Diversified Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 15 funds on behalf of the Plan as well as the ESOP funds.

Due to the acquisition of Strong Financial Corporation and the Strong Funds in 2004, two of the investment funds held in the plan were renamed. Effective April 11, 2005, the Strategic Income Fund will be known as the Conservative Allocation Fund, and the Strategic Growth Allocation Fund will be known as the Aggressive Allocation Fund. These changes are being made to better reflect the types of asset allocation strategy these funds employ. The funds' investment objectives will not be affected by the name change.

(c) Administrative Expenses

A portion of the recordkeeping fees and certain other administrative expenses related to third party service providers and outside vendors are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company.

(d) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts and security-backed contracts. The Plan's investments in insurance contracts are valued at contract value (note 2(e)). Investments in mutual funds are valued at fair value based upon quoted market values. Investments in the common collective funds and pooled separate accounts are valued at fair value based upon the quoted market values of the underlying assets. Derivatives are valued at current market prices and rates. The net realized and unrealized gains or losses are included in net appreciation (depreciation). Short-term investments are money market funds which are valued at cost which approximates fair value. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. Participant loans are valued at cost. Securities transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2004 and 2003, the Plan owns approximately 3.57% and 3.68%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 317,524 shares and 240,300 shares of convertible preferred stock of the Company with a fair value of $362 million and $286 million as of December 31, 2004 and 2003, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

WELLS
000010

On March 31, 2004, the ESOP purchased 321,000 shares of 2004 ESOP cumulative convertible preferred stock from the Company for $343.9 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and an estimated fair value of $1,131 per share as of December 31, 2004, with cumulative dividends payable quarterly at an initial annual rate of 8.50%. The note bears interest at 3.50% and is due in 2014.

On March 17, 2003, the ESOP purchased 260,200 shares of 2003 ESOP cumulative convertible preferred stock from the Company for $278.8 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and an estimated fair value of $1,180 per share as of December 31, 2003, with cumulative dividends payable quarterly at an initial annual rate of 8.50%. The note bears interest at 3.50 % and is due in 2013.

(e) Investment Contracts and Security-Backed Contracts

The Plan invests in investment contracts and security-backed contracts, both of which are fully benefit responsive. These investment contracts are held in the Stable Value Fund. Investment contracts, generally referred to as "guaranteed investment contracts," are predominately fixed rate agreements issued by insurance companies and banks authorized to issue such contracts. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at such fixed, variable, or other rates specified under its terms and to make participant-directed withdrawals as stipulated under the terms of the Plan. A security-backed contract is similar to the investment contracts described above, except that the underlying assets, normally fixed-income securities, are owned by the Plan and a contract value liquidity agreement (wrapper contract) is entered into for a fee with financial institutions to assure contract value liquidity for plan participant-directed withdrawals. The contract rate of the security-backed contract is a function of the relationship between the security-backed contract value and the market value of the underlying assets. The contract rate is reset periodically by the issuer of the security-backed contract and cannot be less than zero. Security-backed contracts are considered either "Active" (underlying investments are actively managed) or "Buy and Hold" (underlying investments are not actively managed).

Wrap agreements include participating or nonparticipating agreements. In a participating wrap agreement, the wrap provider is responsible to cover any amount by which the contract value exceeds the market value of the underlying portfolio. However, actual payment between the parties would only occur after all covered securities have been sold to pay redemption proceeds and there remains a residual contract value liquidity agreement. In a nonparticipating or hybrid wrap agreement, payments may be required between the parties over the life of the contract.

Risks arise upon entering into investment and security-backed contracts including the potential inability of the issuer to meet the terms of the contract, the potential default of the underlying securities, and the potential liquidity of a secondary market. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. In addition, the Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have a least an "A" rating at the time the contracts are entered and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

Investment contracts issued by insurance companies and banks at fixed and variable rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus any unremitted accrued interest. Security-backed contracts are carried at contract value, in the aggregate, which consists of the market value of the underlying securities, accrued interest on the underlying securities, and the fair value of the contract value liquidity agreements, which generally represents the difference between the contract amounts and market values of the underlying securities plus accrued interest. The contract rate resets periodically, normally each quarter or semi-annually. The interest rate range at December 31 and the average yield for the year ended December 31 were 3.87% to 6.90% and 4.77% in 2004, respectively, and 3.87% to 6.90% and 5.10% in 2003, respectively. At December 31, 2004 and 2003, the fair value of the Stable Value Fund was $1,212,458,429 and $1,190,193,466, respectively.

(f) Securities Purchased on a Forward-Commitment Basis

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested. As of December 31, 2004 and 2003, the Plan entered into outstanding when-issued or other forward commitments of $93,305,471 and $121,562,919, respectively.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(g) Options Transactions

The Plan may write covered call options in order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investments. In writing an option, the Plan bears the market risk of an unfavorable change in the price of the security underlying the written option. Exercise of an option written could result in the Plan purchasing or selling a security at an unfavorable price relative to its current market value. The Plan also has the additional risk of being unable to enter into a closing transaction if a liquid secondary market does not exist.

Option contracts are valued and unrealized appreciation or depreciation is recorded. The Plan will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option are adjusted by the amount of premium received or paid.

(h) ***Futures Transactions***

In order to gain exposure to or protect itself from changes in the market, the Plan may buy and sell financial futures contracts on any U.S. or foreign exchange. The Plan may also buy and write put and call options on these futures contracts. Risks of entering into futures transactions include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Plan is required to deposit either cash or securities in an amount (initial margin) equal to a percentage of the contract value. Subsequent payments (variation margin) are made or received by the Plan each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Plan recognizes a realized gain or loss when the contract is closed or expires.

(i) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k) ***Reclassifications***

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

(3) ESOP Fund

Amounts in this Fund consist of Company common and preferred stock and are not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. Future quarterly match contributions continue to be made to the ESOP Fund.

The Company's common and preferred shares were purchased with the proceeds of borrowings from the Company and accordingly represent leveraged shares (note 11). These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into Company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employer's matching contributions credited to participants' ESOP accounts (note 1(g)).

WELLS
000013

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve and the portion of the ESOP Fund attributable to the participants' nonvested accounts will be applied to make any required loan payments. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.

Dividends paid on the Company's common stock to the participants are automatically reinvested in additional shares of Company common stock or if elected by the participant are paid to the participant in cash outside of the Plan.

(4) Investments Not Directed by Participants

Information about the net assets available for benefits relating to investments not directed by participants, as of December 31, is presented in the following tables:

	2004		
	Allocated	Unallocated	Total
Assets:			
Investment in common stock at fair value	$ 2,060,038,381	239,029	2,060,277,410
Investment in convertible preferred stock at estimated fair value	—	362,117,514	362,117,514
Short-term investments at estimated fair value	931,647		931,647
Total investments	2,060,970,028	362,356,543	2,423,326,571
Accrued income	15,918	11,663	27,581
Total assets	2,060,985,946	362,368,206	2,423,354,152
Liabilities:			
Notes payable	—	(288,799,771)	(288,799,771)
Total liabilities	—	(288,799,771)	(288,799,771)
Net assets available for benefits	$ 2,060,985,946	73,568,435	2,134,554,381
Wells Fargo & Company common shares:			
Number of shares	33,146,233	3,846	33,150,079
Cost	$ 1,237,203,592	229,317	1,237,432,910
Fair value	2,060,038,381	239,029	2,060,277,410
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	317,524	317,524
Cost	$ —	340,004,996	340,004,996
Estimated fair value	—	362,117,514	362,117,514

WELLS FARGO & COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

	2003		
	Allocated	**Unallocated**	**Total**
Assets:			
Investment in common stock at fair value	$ 1,833,193,995	530	1,833,194,525
Investment in convertible preferred stock at estimated fair value	—	286,323,315	286,323,315
Short-term investments at estimated fair value	1,000,053	—	1,000,053
Total investments	1,834,194,048	286,323,845	2,120,517,893
Accrued income	27,038	4,967	32,005
Employer contribution receivable	14,478,435	—	14,478,435
Total assets	1,848,699,521	286,328,812	2,135,028,333
Liabilities:			
Notes payable	—	(229,227,954)	(229,227,954)
Total liabilities	—	(229,227,954)	(229,227,954)
Net assets available for benefits	$ 1,848,699,521	57,100,858	1,905,800,379
Wells Fargo & Company common shares:			
Number of shares	31,129,122	9	31,129,131
Cost	$ 997,422,766	520	997,423,286
Fair value	1,833,193,995	530	1,833,194,525
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	240,300	240,300
Cost	$ —	257,071,914	257,071,914
Estimated fair value	—	286,323,315	286,323,315

WELLS
000016

Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows as of December 31:

	2004		
	Allocated	Unallocated	Total
Contributions	$ 5,968,328	242,054,890	248,023,218
Withdrawals	(133,388,270)	—	(133,388,270)
Net appreciation (depreciation)	111,236,253	(23,461,208)	87,775,045
Dividend income	27,330,860	32,034,597	59,365,457
Interest income	9,049	40,073	49,122
Administrative expenses	(745,423)	—	(745,423)
Notes payable interest expense	—	(17,112,714)	(17,112,714)
Release of common stock, 4,201,057 shares	244,418,914	(244,418,914)	—
Transfer (to) from other funds	(42,543,286)	27,330,853	(15,212,433)
Increase in net assets	212,286,425	16,467,577	228,754,002
Net assets:			
Beginning of year	1,848,699,521	57,100,858	1,905,800,379
End of year	$ 2,060,985,946	73,568,435	2,134,554,381

	2003		
	Allocated	Unallocated	Total
Contributions	$ 14,479,152	210,978,768	225,457,920
Withdrawals	(90,690,182)	(20)	(90,690,202)
Net appreciation (depreciation)	369,481,499	(11,685,814)	357,795,685
Dividend income	17,276,981	25,979,569	43,256,550
Interest income	8,315	26,685	35,000
Administrative expenses	(746,201)	—	(746,201)
Notes payable interest expense	—	(15,251,647)	(15,251,647)
Release of common stock, 4,940,891 shares	244,957,648	(244,957,648)	—
Transfer (to) from other funds	(34,587,213)	17,296,253	(17,290,960)
Increase in net assets	520,179,999	(17,613,854)	502,566,145
Net assets:			
Beginning of year	1,328,519,522	74,714,712	1,403,234,234
End of year	$ 1,848,699,521	57,100,858	1,905,800,379

WELLS
000017

WELLS FARGO & COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(5) Investments

The following represents the Plan's investments as of December 31, 2004 and 2003. Individual investments which represent 5% of net assets are separately identified (†):

	2004	2003
Assets:		
ESOP:		
Company common stock†*	$ 2,060,277,410	1,833,194,525
Company convertible preferred stock*	362,117,514	286,323,315
Short-term investments*	931,647	1,000,053
Total ESOP	2,423,326,571	2,120,517,893
Separately managed portfolio:		
Wells Fargo Stock Fund†:		
Short-term investment fund*	3,999,999	3,999,943
Wells Fargo & Co. common stock*	1,921,316,163	1,849,809,396
	1,925,316,162	1,853,809,339
Stable Value Fund*†:		
Investment contracts	81,879,930	122,270,960
Security-backed contracts:		
Underlying securities of security-backed contracts	1,075,753,895	1,020,342,150
Accrued interest receivable	5,333,001	4,281,773
Contract value liquidity agreement	(12,160,957)	(16,654,145)
Cash overdraft	(225,089)	—
Payable for securities purchased	(93,305,471)	(121,562,919)
Pending trades	(1,114,612)	(573,394)
Total security-backed contracts	974,280,767	885,833,465
Pooled separate account	—	901,783
Wells Fargo Stable Return Fund for EBT*	143,289,272	163,959,719
Total Stable Value Fund	1,199,449,969	1,172,965,927
Total separately managed portfolio	3,124,766,131	3,026,775,266
Common collective funds:		
S&P 500 Index Fund*†	817,333,796	754,906,605
Asset Allocation Fund*	381,334,085	376,623,476
Bond Index Fund*	214,472,097	228,123,457
NASDAQ 100-Index Fund*	121,412,118	97,513,798
Total common collective funds	1,534,552,096	1,457,167,336

	2004	2003
Mutual funds:		
Diversified Equity Fund*	$ 349,417,320	326,482,039
Large Company Growth Fund*	279,330,675	287,499,578
EuroPacific Growth Fund	300,806,316	202,860,949
Strategic Income Fund*	112,317,361	114,269,969
Growth Balanced Fund*	185,843,103	167,963,226
Strategic Growth Allocation Fund*	91,319,662	82,368,258
Moderate Balanced Fund*	100,526,656	93,459,413
Diversified Small Cap Fund*	313,188,028	225,603,342
Dodge & Cox Stock Fund	268,020,760	68,626,913
Total mutual funds	2,000,769,881	1,569,133,687
Participant loans*	207,139,098	193,033,838
Total investments	$ 9,290,553,777	8,366,628,020

* Represents party-in-interest (note 7)

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated in value by $491,345,087 and $1,331,269,731, respectively, as summarized below:

	2004	2003
Net appreciation (depreciation) in fair value of investments:		
ESOP:		
Company common stock	$ 111,243,812	369,481,650
Company convertible preferred stock	(23,468,767)	(11,685,968)
Wells Fargo Stock Fund	110,185,371	392,250,122
Stable Value Fund:		
Pooled separate account	—	35,158
Wells Fargo Stable Return Fund for EBT	6,398,617	6,595,131
	6,398,617	6,630,289
Common collective funds	137,792,146	276,243,588
Mutual funds	149,193,908	298,350,050
	$ 491,345,087	1,331,269,731

WELLS
000019

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value, and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligators and counterparties of the terms of their contracts. Market risk represents the potential loss to the Master Trust due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Options give the holder the right, but not the obligation, to purchase or sell at a future date and at a specified price. Both credit and market risk exist with respect to forward contracts. Market risk exists with respect to futures, short sells, and options. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

There were no financial instruments with off-balance-sheet risk as of December 31, 2003.

The following table summarizes the aggregate notional amounts and estimated fair value for the Master Trust's derivative financial instruments as of December 31, 2004:

		Notional amount	Unrealized gain (loss)
Written options	$	50,000,000	(250,000)
Futures contracts		19,372,504	124,374

Net realized losses on futures for the year ended December 31, 2004, were $95,625.

(7) Concentration of Investments

The Plan's investment in shares of Wells Fargo & Company common and preferred stock aggregate 46.47% and 47.35% of total assets as of December 31, 2004 and 2003, respectively. Wells Fargo & Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America.

(8) Related Party Transactions

The Plan investments in certain funds managed by Wells Fargo Bank, N.A., the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code.

During 2004 and 2003, the Plan purchased Company preferred stock for the ESOP from the Company with borrowed funds from the Company (note 1(d)), and allowed participants to invest in the Stock Fund which holds Company stock.

(9) Federal Income Taxes

On September 30, 2003, the IRS issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(10) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2004 and 2003:

Effective date	Plan name	Amount
	2004	
January 1, 2004	Pacific Northwest Bancorp. Salary Deferral 401(k) Plan	$ 23,368,976
January 1, 2004	Wisenberg, Pozmantier & Co., Inc. 401(k) Plan	1,766,557
September 1, 2004	Blade Insurance Services, Inc. dba Speare & Company 401(k) Plan	3,006,780
		$ 28,142,313
	2003	
January 1, 2003	Nelson Capital Management, Inc. Salary Deferral Savings Plan	$ 2,129,426

WELLS
000021

(11) Notes Payable

Notes payable as of December 31 were:

		2004	2003
7.40% 1995 ESOP Convertible Preferred Stock Note, due March 2005	$	—	424,320
5.86% 1996 ESOP Convertible Preferred Stock Note, due February 2006		397,280	3,044,080
6.50% 1997 ESOP Convertible Preferred Stock Note, due February 2007		2,294,239	4,244,238
5.97% ESOP Convertible Preferred Stock Note, due February 2008		3,215,969	4,390,310
5.68% ESOP Convertible Preferred Stock Note, due March 2009		9,288,930	11,749,080
7.24% ESOP Convertible Preferred Stock Note, due March 2010		25,945,530	31,408,980
5.65% ESOP Convertible Preferred Stock Note, due March 2011		36,935,623	43,321,965
5.25% ESOP Convertible Preferred Stock Note, due March 2012		50,083,984	57,535,337
3.50% ESOP Convertible Preferred Stock Note, due March 2013		64,833,628	73,109,644
3.50% ESOP Convertible Preferred Stock Note, due March 2014		95,804,588	—
	$	288,799,771	229,227,954

Maturities of notes payable are as follows:

Year ending December 31:		
2005	$	6,971,879
2006		43,387,216
2007		42,747,219
2008		43,051,446
2009		42,299,586
Thereafter		110,342,425
	$	288,799,771

The notes represent exempt loans to the Plan from the Plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2014. The estimated fair market value of the notes as of December 31, 2004 and 2003 was approximately $287 and $245 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(12) Plan Termination

The Company reserves the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100% vested in their accounts.

(13) Lawsuit Settlement

On July 14, 2004, the Plan received payment of $2,009,621 as part of the First Security litigation proceeds which was filed for on behalf of the former First Security Incentive Savings Plan, which was merged into the Wells Fargo & Company 401(k) Plan in January 2001. The settlement was for a class action lawsuit between former shareholders of First Security Corporation common stock and former directors of First Security Bank. Eligible members of the suit were common stockholders of record as of the market close on April 7, 2000. The proceeds were allocated as a ratio to all participants of the former First Security Incentive Savings Plan who had an account balance as of April 7, 2000, in the former First Security Stock Fund or the former First Security ESOP Fund.

(14) Excess Contributions Payable

Excess contributions payable at December 31, 2004, represent amounts due to participants for salary deferrals made in excess of IRS limits. These amounts were refunded to participants prior to March 2005.

(15) Subsequent Events

(a) Purchase of Company Stock

Subsequent to year-end, the Plan purchased 363,000 shares of Company preferred stock from the Company for $387.3 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 4.75% and is due in 2015.

(b) Plan Amendment

Effective March 28, 2005, the Plan was amended to allow for a lump-sum distribution to be made upon termination if a participant's balance is less than $1,000.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	23,835 Participant loans, interest rates ranging from 4.00% to 12.28%, maturing at various dates through January 15, 2025	N/A	N/A	$ 207,139,098
*	Wells Fargo Asset Allocation Fund	Common Collective Fund	10,569,127	(1)	381,334,085
*	Wells Fargo Bond Index Fund	Common Collective Fund	8,911,385	(1)	214,472,097
*	Wells Fargo S&P 500 Index Fund	Common Collective Fund	21,934,840	(1)	817,333,796
*	Wells Fargo NASDAQ 100-Index Fund	Common Collective Fund	13,781,640	(1)	121,412,118
*	Wells Fargo Large Company Growth Fund	Mutual Fund	5,985,230	(1)	279,330,675
*	Wells Fargo Strategic Income Fund	Mutual Fund	5,792,541	(1)	112,317,361
*	Wells Fargo Diversified Equity Fund	Mutual Fund	8,659,661	(1)	349,417,320
*	Wells Fargo Moderate Balanced Fund	Mutual Fund	4,609,200	(1)	100,526,656
*	Wells Fargo Growth Balanced Fund	Mutual Fund	6,211,334	(1)	185,843,103
*	Wells Fargo Strategic Growth Allocation Fund	Mutual Fund	6,462,821	(1)	91,319,662
*	Wells Fargo Diversified Small Cap Fund	Mutual Fund	21,978,107	(1)	313,188,028
	The America Funds Group EuroPacific Growth Fund	Mutual Fund	8,442,501	(1)	300,806,316
	Dodge & Cox Stock Fund	Mutual Fund	2,058,215	(1)	268,020,760
*	Wells Fargo Stable Value Fund:				
	Insurance Contracts:				
	Hartford Life Ins. Co.	6.9% Due 1/4/2005	7,500,000.00	(1)	10,834,176
	Hartford Life Ins. Co.	6.19% Due 1/12/2006	7,500,000.00	(1)	9,524,102
	Hartford Life Ins. Co.	3.95% Due 7/23/2008	10,000,000.00	(1)	10,578,646
	Metropolitan Life Ins. Co	3.87% Due 7/27/2008	10,000,000.00	(1)	10,566,826
	Pacific Life Ins. Co.	4.62% Due 6/30/2009	10,000,000.00	(1)	10,260,006
	Principal Life Ins. Co.	6.38% Due 12/20/2005	7,500,000.00	(1)	9,585,574
	Principal Life Ins. Co.	4 3/4% Due 6/15/2009	10,000,000.00	(1)	10,267,250
	Security Life of Denver Ins.	4.68% Due 6/10/2009	10,000,000.00	(1)	10,263,350
	Total insurance contracts				81,879,930

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Security-Backed Contracts:				
AIG Financial Products	Buy&Hold, variable rate, due 7/31/2005 (contract value: $43,974,113)		(1)	
Bank of America	Buy&Hold, variable rate, due 7/31/2005 (contract value: $118,337,410)		(1)	
Union Bank of Switzerland	Buy&Hold, variable rate, due 7/31/2005 (contract value: $120,280,261)		(1)	
Rabobank Nederland	Buy&Hold, variable rate, due 7/31/2005 (contract value: $38,564,768)		(1)	
Caisse Des Depots	Buy&Hold, variable rate, due 7/31/2005 (contract value: $95,004,873)		(1)	
Wells Fargo STIF Fund	Money market fund	41,450,055		$ 41,450,055
FHLMC	Adj % Due 12/1/2029, $186,119 par			192,526
FHLMC	5 1/2% Due 12/1/2033, $2,243,654 par			2,281,393
FHLMC	5 1/2% Due 12/15/2006, $659,755.56 par			662,408
FHLMC	4 1/2% Due 2/15/2008, $7,275,000 par			7,373,722
FNMA	4 1/2% Due 1/1/2020, $35,500,000 par			35,377,951
FNMA	7 1/2% Due 2/25/2007, $603,309 par			620,431
FNMA	6.29% Due 1/1/2006, $2,478,402 par			2,503,962
FNMA	6.94% Due 9/1/2006, $6,800,250 par			7,044,637
FNMA	5.68% Due 7/1/2012, $9,648,557 par			10,299,834
FNMA	Adj % Due 11/1/2005, $295,148 par			302,991
FNMA	5 1/2% Due 1/25/2010, $6,694,268 par			6,798,565
FNMA	4.566% Due 12/25/2032, $10,000,000 par			10,132,810
FNMA	5 1/2% Due 6/25/2009, $21,000,000 par			21,452,823
FNMA	6 1/2% Due 9/25/2029, $3,583,258 par			3,741,986
FNMA	Adj % Due 12/25/2032, $4,567,431 par			4,629,411
FNMA	4 1/2% Due 7/25/2018, $14,490,617 par			14,481,560
FNMA	5% Due 5/25/2018, $9,727,747 par			9,843,264
FNMA	7% Due 1/25/2029, $5,679,084 par			6,017,608
FNMA	6% Due 4/25/2031, $7,885,654 par			8,132,081
FNMA	7% Due 5/25/2007, $6,699,113 par			7,101,582
FNMA	6% Due 2/1/2033, $2,390,461 par			2,475,107
FNMA	Adj % Due 7/1/2033, $10,270,269 par			10,279,902
FNMA	6 1/2% Due 1/1/2018, $1,059,564 par			1,115,853
FNMA	5 1/2% Due 6/1/2018, $10,053,617 par			10,398,958
FNMA	5% Due 3/1/2034, $13,551,471 par			13,432,895
FNMA	5% Due 4/1/2034, $7,400,467 par			7,357,026

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	4 1/2% Due 7/1/2018, $4,182,030 par			$ 4,178,141
FNMA	4 1/2% Due 7/1/2018, $4,184,940 par			4,181,048
FNMA	Adj % Due 5/1/2033, $2,925,939 par			2,946,511
FNMA	Adj % Due 6/1/2033, $5,367,285 par			5,387,413
FNMA	Adj % Due 8/1/2033, $7,038,635 par			7,036,439
FNMA	Adj % Due 8/1/2033, $4,103,261 par			4,105,826
FNMA	Adj % Due 10/1/2033, $12,013,940 par			12,074,009
FNMA	Adj % Due 12/1/2033, $4,446,676 par			4,473,356
FNMA	5% Due 1/1/2019, $7,881,812 par			8,015,487
FNMA	5% Due 2/1/2019, $2,906,743 par			2,924,457
FNMA	Adj % Due 3/1/2034, $4,240,856 par			4,244,834
FNMA	Adj % Due 5/1/2034, $1,421,709 par			1,430,816
FNMA	Adj % Due 6/1/2034, $19,722,776 par			19,765,930
FNMA	5% Due 10/1/2019, $4,337,996 par			4,410,224
FNMA	Adj % Due 8/1/2034, $5,429,990 par			5,543,097
FNMA	5% Due 11/1/2019, $3,983,275 par			4,049,597
GNMA	4.648% Due 2/16/2024, $14,000,000 par			14,296,338
Small Business Investment Cos.	6.344% Due 8/10/2011, $3,612,542 par			3,829,295
Small Business Investment Cos.	5.886% Due 9/10/2011, $3,968,837 par			4,206,967
Small Business Investment Cos.	6.03% Due 2/10/2012, $7,168,807 par			7,563,092
Small Business Investment Cos.	5.199% Due 8/10/2012, $4,504,244 par			4,616,850
Small Business Investment Cos.	4.628% Due 3/1/2013, $5,000,000 par			5,000,000
Small Business Investment Cos.	4.504% Due 2/1/2024, $5,043,301 par			5,003,913
Aesop Funding II LLC	3.61% Due 6/20/2009, $4,000,000 par			3,979,360
Bank of America Corporation	7.4% Due 1/15/2011, $2,000,000 par			2,316,760
Bank One Corporation	6 7/8% Due 8/1/2006, $2,000,000 par			2,110,480
Brazos Student Loan Finance Co	Flt % Due 1/1/2019, $3,520,000 par			3,519,542
Daimler Chrysler NA Holding	7 3/4% Due 1/18/2011, $1,000,000 par			1,153,110
Ensco Offshore Incorporated	6.36% Due 12/1/2015, 2,200,042 par			2,417,253
EQCC Home Equity Loan Trust	6.1959% Due 3/20/2021, $2,634,338 par			2,689,185
Equifirst Mortgage Loan Trust	Adj % Due 5/25/2018, $1,542,840 par			1,536,700
Federal Express	7.52% Due 1/15/2018, $1,738,795 par			1,929,263
Fifth Third Home Eq Loan Trust	Flt % Due 8/22/2011, $2,411,853 par			2,411,853
Ford Motor Credit	7 3/8% Due 10/28/2009, $5,000,000 par			5,393,350
ING Life Ins. and Annuity Co,	8% Due 10/30/2006, $2,000,000 par			2,162,560
Lincoln National Corporation	7 1/4% Due 5/15/2005, $500,000 par			508,420
MSDWCC HELOC	Flt % Due 11/25/2008, $2,386,428 par			2,385,044
MSDWCC HELOC	Flt % Due 4/25/2016, $2,663,849 par			2,664,408

(Continued)

WELLS
000026

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
MLCC Mortgage Inv Inc	Flt % Due 4/25/2028, $4,757,765 par			$ 4,768,185
MLCC Mortgage Inv Inc	Flt % Due 6/17/2015, $3,755,025 par			3,763,887
Qwest Corporation	5 5/8% Due 11/15/2008, $1,500,000 par			1,526,250
Residential Asset Sec Corp	6.349% Due 2/25/2019, $2,499,695 par			2,553,264
Residential Asset Sec Corp	6.779% Due 7/25/2014, $5,350,000 par			5,586,845
Sprint Capital Corporation	7 1/8% Due 1/30/2006, $500,000 par			520,060
Standard Credit Card Master Tr	6.55% Due 10/7/2005, $4,230,000 par			4,342,095
Time Warner Incorporated	7 3/4% Due 6/15/2005, $1,200,000 par			1,222,596
US Bank NA Minnesota	6 3/8% Due 8/1/2011, $900,000 par			999,495
Union Pacific Corporation	7.6% Due 5/1/2005, $1,335,000 par			1,353,089
Washington Mutual	Adj % Due 11/25/2006, $312,588 par			312,555
Total securities				448,910,590
Accrued interest receivable				2,115,648
Payable for securities purchased				(35,349,923)
Contract value liquidity agreements				485,110
Total contract value				416,161,425
J.P. Morgan Chase Bank	Managed, variable rate, due 3/31/2007 (contract value: $158,075,483)		(1)	
State Street Bank and Trust	Managed, variable rate, due 3/31/2007 (contract value: $89,950,926)		(1)	
Wells Fargo STIF Fund	Money market fund	6,333,693		6,333,693
Merrill Lynch Futures Cash	Money market fund	54,000		54,000
United States Treasury	7 1/2% Due 11/15/2016, $3,850,000 par			4,920,031
United States Treasury	7 1/4% Due 8/15/2022, $1,000,000 par			1,288,790
United States Treasury	6 1/4% Due 8/15/2023, $8,283,000 par			9,697,239
United States Treasury	6 3/4% Due 8/15/2026, $650,000 par			810,771
United States Treasury	5 3/8% Due 2/15/2031, $5,000,000 par			5,406,650
United States Treasury	3 3/8% Due 4/15/2032, $1,087,000 par			1,547,037
FHLMC	6% Due 6/1/2017, $684,009 par			718,715
FHLMC	5 1/2% Due 12/1/2018, $1,349,727 par			1,395,294
FHLMC	5 1/2% Due 10/1/2033, $1,105,035 par			1,123,622
FHLMC	6% Due 10/15/2015, $1,000,000 par			1,041,070
FHLMC	5 1/2% Due 12/15/2006, $329,055 par			330,378
FHLMC	6% Due 2/15/2016, $1,500,000 par			1,534,920
FHLMC	6 1/2% Due 11/15/2023, $1,311,909 par			1,372,585
FHLMC	6% Due 2/17/2008, $33,055 par			33,014

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FHLMC	7.49% Due 7/25/2007, $779,686 par			$ 820,102
FHLMC	5 1/2% Due 6/15/2017, $3,500,000 par			3,634,330
FHLMC Structured Pass Through	7% Due 6/2/2028, $2,023,511 par			2,139,231
FHLMC	5 1/2% Due 11/1/2033, $5,246,286 par			5,344,654
FNMA	6.12% Due 8/25/2011, $1,000,000 par			1,083,880
FNMA	4 1/2% Due 1/1/2019, $9,735,245 par			9,726,191
FNMA	6.49% Due 1/1/2008, $481,372 par			510,856
FNMA	6.52% Due 9/1/2016, $2,031,663 par			2,260,861
FNMA	6.15% Due 11/1/2016, $1,284,247 par			1,389,395
FNMA	5.95% Due 3/1/2012, $972,375 par			1,051,684
FNMA	5.79% Due 7/1/2012, $2,380,526 par			2,541,583
FNMA	Adj % Due 6/1/2040, $176,409 par			180,509
FNMA	7% Due 12/25/2031, $884,782 par			935,138
FNMA	7 1/2% Due 8/25/2029, $2,202,558 par			2,359,147
FNMA	6 1/4% Due 9/25/2008, $1,781,268 par			1,796,854
FNMA	6 1/4% Due 5/25/2042, $1,500,000 par			1,579,101
FNMA	7 1/2% Due 2/25/2029, $450,319 par			482,984
FNMA	6 1/2% Due 11/1/2042, $601,685 par			629,140
FNMA	5 1/2% Due 3/25/2009, $4,000,000 par			4,062,344
FNMA	7 1/2% Due 12/25/2028, $2,219,099 par			2,374,090
FNMA	4 1/2% Due 6/25/2018, $2,414,635 par			2,413,126
FNMA	5% Due 5/25/2018, $5,836,648 par			5,905,958
FNMA	6% Due 5/1/2034, $1,635,598 par			1,686,838
FNMA Whole Loan	6 1/2% Due 5/25/2030, $1,964,177 par			2,053,025
FNMA Whole Loan	7 1/2% Due 11/25/2028, $1,255,648 par			1,349,332
FNMA	5 1/2% Due 4/1/2018, $1,149,908 par			1,189,695
FNMA	4% Due 7/1/2018, $2,930,470 par			2,866,175
FNMA	5% Due 3/1/2034, $9,034,314 par			8,955,264
FNMA	5% Due 4/1/2034, $2,543,911 par			2,528,978
FNMA	5 1/2% Due 6/1/2034, $1,404,724 par			1,426,014
FNMA	Adj % Due 7/1/2033, $1,552,242 par			1,577,708
FNMA	Adj % Due 8/1/2033, $1,111,363 par			1,111,017
FNMA	5 1/2% Due 12/1/2033, $5,172,091 par			5,255,259
FNMA	5 1/2% Due 8/1/2019, $1,451,321 par			1,500,884
FNMA	Adj % Due 3/1/2034, $1,696,342 par			1,697,934
FNMA	Adj % Due 6/1/2034, $3,344,329 par			3,351,647
FNMA	5% Due 12/1/2019, $2,500,000 par			2,541,625
GNMA	7.72% Due 12/29/2040, $1,030 par			1,142

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
GNMA	7% Due 6/15/2042, $35,266 par			$ 40,373
GNMA	7.35% Due 1/15/2040, $27,865 par			30,356
GNMA	Adj % Due 4/16/2024, $4,250,000 par			4,717,500
Vendee Mortgage Trust	7 1/4% Due 9/15/2022, $1,877,415 par			2,008,834
Vendee Mortgage Trust	5 3/4% Due 8/15/2008, $2,500,000 par			2,543,500
AARP	7 1/2% Due 5/1/2031, $720,000			865,202
Allstate Financial Global	144a, 6 1/2% Due 6/14/2011, $750,000 par			831,135
American Home Products	Stp% Due 3/15/2011, $525,000 par			591,129
Amsouth Bancorp	6 1/8% Due 3/1/2009, $455,000 par			490,040
AOL Time Warner	6 7/8% Due 5/1/2012, $500,000 par			569,430
Arkansas State	6.2% Due 7/1/2010, $700,000 par			768,838
Ashland Incorporated	7.83% Due 8/15/2005, $575,000 par			590,859
Associated Banc-Corp	6 3/4% Due 8/15/2011, $800,000 par			896,736
Athena Neuro Financial LLC	7 1/4% Due 2/21/2008, $450,000 par			470,250
Bank of America Corporation	7.4% Due 1/15/2011, $1,000,000 par			1,158,380
Bank One Corporation	7 7/8% Due 8/1/2010, $790,000 par			921,480
BankAmerica Manf Housing Contr	6.725% Due 7/10/2006, $421,651 par			429,367
Basell America Finance	7.6% Due 3/15/2007, $550,000 par			566,500
Blue Cross Blue Shield FL	8 1/4% Due 11/15/2011, $600,000 par			693,756
Branch Banking & Trust Corp	7 1/4% Due 6/15/2007, $350,000 par			378,861
Branch Banking & Trust Corp	6 1/2% Due 8/1/2011, $725,000 par			808,680
Bristol-Meyers Squibb	5 3/4% Due 10/1/2011, $550,000 par			589,039
Cargill Incorporated	144a, 6 3/8% Due 6/1/2012, $400,000 par			442,732
Cendant Corporation	7 3/8% Due 1/15/2013, $500,000 par			578,415
Chase Capital VI	Flt % Due 8/1/2028, $400,000 par			381,584
Chase Funding Mtg Loan	6.595% Due 11/25/2028, $1,000,000 par			1,042,880
Cintas Corporation Number 2	6% Due 6/1/2012, $275,000 par			300,864
Citibank Credit Card Iss Trust	Flt % Due 1/15/2008, $1,000,000 par			1,009,050
Citibank Credit Card Iss Trust	6.65% Due 5/15/2006, $560,000 par			582,646
Citigroup Incorporated	6 1/2% Due 1/18/2011, $550,000 par			614,163
City National Bank	6 3/4% Due 9/1/2011, $650,000 par			730,184
Coastal Corporation	6 1/2% Due 5/15/2006, $250,000 par			259,375
Columbia Gas Systems	7.05% Due 11/28/2007, $280,000 par			288,204
Conagra Incorporated	7 7/8% Due 9/15/2010, $500,000 par			587,375
Continental Airlines, Inc.	6.8% Due 1/2/2009, $241,894 par			220,240
Continental Airlines, Inc.	7.033% Due 6/15/2011, $381,294 par			320,287
Countrywide Asset Backed Certs	144a, Flt % Due 2/25/2009, $939,875 par			941,473
Countrywide Asset Backed Certs	Flt % Due 12/15/2026, $2,791,714 par			2,790,067

(Continued)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Countrywide Asset Backed Certs	Flt % Due 8/15/2018, $1,258,965 par			$ 1,261,445
Countrywide Asset Backed Certs	144a, Flt % Due 5/27/2014, $208,805 par			209,262
Countrywide Asset-Backed Certs	Flt % Due 12/25/2014, $1,000,000 par			1,000,000
Countrywide Home Loan	Flt % Due 1/25/2035, $4,000,000 par			4,000,000
Countrywide Home Loan	Flt % Due 12/26/2034, $3,000,000 par			3,000,000
Cox Communications Inc	7 7/8% Due 8/15/2009, $425,000 par			482,367
CS First Boston	Adj % Due 5/1/2034, $1,336,510 par			1,357,373
Daimler Chrysler NA Holding	7 3/4% Due 1/18/2011, $600,000 par			691,866
Delta Air Lines	7.779% Due 1/2/2012, $417,420 par			272,755
Dept of Housing & Urban Devl.	6% Due 8/1/2012, $4,000,000 par			4,396,800
Dept of Housing & Urban Devl.	4.96% Due 8/1/2012, $265,000 par			276,183
Developers Diversified Realty	5 1/4% Due 4/15/2011, $275,000 par			279,804
Dial Corporation	7% Due 8/15/2006, $350,000 par			369,464
Dollar Thrifty Rent A Car	6.6% Due 5/25/2005, $208,333 par			209,585
Duke Energy Field Services	7 7/8% Due 8/16/2010, $400,000 par			466,524
Eastman Chemical	7% Due 4/15/2012, $550,000 par			626,841
EQCC Home Equity Loan Trust	6.685% Due 8/25/2018, $1,289,965 par			1,330,405
ERP Operating LP	6.95% Due 3/2/2011, $805,000 par			903,838
Federal Express	7.52% Due 1/15/2018, $260,819 par			289,389
First Horizon ABS Trust	Flt % Due 10/25/2034, $1,500,000 par			1,500,000
First Massachusetts Bank	7 5/8% Due 6/15/2011, $550,000 par			642,659
First Tennessee Bank	5.05% Due 1/15/2015, $1,000,000 par			1,001,260
First Union National Bank	7.8% Due 8/18/2010, $750,000 par			880,845
Fiserv Incorporated	4% Due 4/15/2008, $500,000 par			501,685
Ford Motor Credit	7 3/8% Due 10/28/2009, $650,000 par			701,136
General Electric Company	5% Due 2/1/2013, $615,000 par			630,965
General Mills Incorporated	6% Due 2/15/2012, $500,000 par			542,570
General Mills Incorporated	6.449% Due 10/15/2006, $500,000 par			524,680
General Motors Acceptance Corp	7 3/4% Due 1/19/2010, $425,000 par			456,161
General Motors Acceptance Corp	Flt % Due 10/20/2005, $200,000 par			200,738
Golden Securities Corporation	Flt % Due 12/2/2013, $490,000 par			490,201
Goodrich (BF) Company	7 5/8% Due 12/15/2012, $500,000 par			592,880
Green Tree Financial Corp	8.36% Due 7/15/2029, $600,000 par			628,698
Green Tree Financial Corp	6.86% Due 7/15/2029, $499,758 par			530,673
Greenpoint Home Equity Loan Tr	Flt % Due 8/15/2015, $1,241,127 par			1,241,127
GSMPS Mortgage Loan Trust	Flt % Due 1/25/2030, $4,559,516 par			4,559,516
Halliburton Company	Flt % Due 10/17/2005, $500,000 par			504,055
Honeywell International	6 1/8% Due 11/1/2011, $750,000 par			826,073

(Continued)

WELLS
000030

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Hospira Incorporated	5.9% Due 6/15/2014, $355,000 par			$ 373,073
Hudson County, New Jersey	6.09% Due 9/1/2005, $130,000 par			132,731
Illinois State	4.95% Due 6/1/2023, $300,000 par			290,994
IMPAC CMB Trust	Flt % Due 2/27/2017, $661,111 par			662,144
Indiana Board Banking Revenue	4.17% Due 7/15/2010, $1,410,000 par			1,405,559
ING Life Ins. and Annuity Co,	8% Due 10/30/2006, $930,000 par			1,005,590
International Paper Company	6 3/4% Due 9/1/2011, $400,000 par			448,452
John Hancock Global Funding	7.9% Due 7/2/2010, $500,000 par			585,440
Kellogg Company	6.6% Due 4/1/2011, $755,000 par			845,766
Kraft Foods Incorporated	6 1/4% Due 6/1/2012, $600,000 par			658,662
Kroger Company	5 1/2% Due 2/1/2013, $675,000 par			706,287
La Crosse, WI	5 1/2% Due 12/1/2013, $1,100,000 par			1,133,121
Laboratory Corp of America	5 1/2% Due 2/1/2013, $600,000 par			622,116
Lincoln National Corporation	6.2% Due 12/15/2011, $450,000 par			487,976
Long Beach Mortgage Ln Trust	6.46% Due 5/25/2032, $82,360 par			82,360
Manchester, NH	5.46% Due 6/1/2011, $500,000 par			528,500
Manufacturers & Traders Trust	8% Due 10/1/2010, $625,000 par			741,219
Marathon Oil Corporation	6.85% Due 3/1/2008, $500,000 par			544,005
Markel Corporation	7.2% Due 8/15/2007, $225,000 par			237,202
Marriott International	6 7/8% Due 11/15/2005, $400,000			412,676
Masco Corporation	5 7/8% Due 7/15/2012, $200,000 par			214,340
Mass. Institute of Technology	7 1/8% Due 11/2/2026, $400,000 par			475,680
May Department Stores	4.8% Due 7/15/2009, $1,000,000 par			1,016,810
McDonald's Corporation	8 7/8% Due 4/1/2011, $400,000 par			497,588
Meadwestvaco Corporation	6.85% Due 4/1/2012, $600,000 par			678,402
Mellon Funding Corporation	6.4% Due 5/14/2011, $190,000 par			210,828
Merrill Lynch & Company	Flt % Due 5/22/2006, $450,000 par			452,129
Metlife Incorporated	5 3/8% Due 12/15/2012, $415,000 par			430,351
Minneapolis, MN	5.8% Due 2/1/2018, $800,000 par			822,200
Minnesota Life Insurance	8 1/4% Due 9/15/2025, $500,000 par			634,080
MLCC Mortgage Inv Inc	Flt % Due 5/25/2028, $3,373,792 par			3,381,922
Monumental Global Funding	3.45% Due 11/30/2007, $950,000 par			947,112
Morgan Stanley Dean Witter	6 3/4% Due 4/15/2011, $750,000 par			841,230
Mpls St. Paul MN Met Airport	6% Due 1/1/2011, $250,000 par			271,580
National City Bank	6.2% Due 12/15/2011, $295,000 par			324,308
National City Bank	7 1/4% Due 7/15/2010, $300,000 par			344,642
National Commerce Capital	Flt % Due 4/1/2027, $500,000 par			491,645
Nationslink Funding Corp	7.559% Due 10/10/2010, $188,796 par			200,855

(Continued)

WELLS
000031

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
NCR Corporation	7 1/8% Due 6/15/2009, $430,000 par			$ 474,789
New York Life Global Funding	5 3/8% Due 9/15/2013, $850,000 par			884,442
Niagra Mohawk Power	7 5/8% Due 10/1/2005, $378,049 par			390,453
Nielsen Media	7.6% Due 6/15/2009, $500,000 par			555,175
NLV Financial Corporation	7 1/2% Due 8/15/2033, $600,000 par			642,852
Nomura Asset Acceptance Corp	6 1/2% Due 3/25/2031, $1,100,000 par			1,100,000
Nomura Asset Acceptance Corp.	6 1/2% Due 2/25/2030, $1,526,285 par			1,591,320
Northwest Airlines Trust	8.26% Due 3/10/2006, $189,600 par			183,912
NTC Capital 1	Flt % Due 1/15/2027, $600,000 par			572,946
Olin Corporation	9 1/8% Due 12/15/2011, $500,000 par			622,370
Oregon State	5 1/2% Due 10/1/2011, $700,000 par			736,064
Pass-Through Amort CC Trust	Flt % Due 5/17/2005, $56,398 par			56,396
Pearson Dollar Financial PLC	5.7% Due 6/1/2014, $460,000 par			481,546
Peoples Energy Corporation	6.9% Due 1/15/2011, $440,000 par			493,552
Philips Electric NV	7 1/4% Due 8/15/2013, $265,000 par			307,355
Praxair Incorporated	6 1/2% Due 3/1/2008, $440,000 par			475,908
Principal Life Global	6 1/4% Due 2/15/2012, $625,000 par			683,194
Protective Life US Funding	5 7/8% Due 8/15/2006, $500,000 par			519,510
Puget Sound Energy Inc	7.96% Due 2/22/2010, $1,000,000 par			1,160,660
Qwest Corporation	5 5/8% Due 11/15/2008, $400,000 par			407,000
Reliant Energy Incorporated	8 1/8% Due 7/18/2005, $250,000 par			256,585
Residential Asset Mtg Products	Flt % Due 5/25/2028, $309,242 par			309,242
Residential Funding Mtg Sec II	5.98% Due 12/25/2007, $1,000,000 par			1,021,990
Residential Funding Sec Corp.	Flt % Due 7/25/2010, $376,444 par			377,757
Rouse Company	5 3/8% Due 11/26/2013, $530,000 par			508,456
RPM Incorporated	7% Due 6/15/2005, $450,000 par			457,569
Safeco Corporation	4 7/8% Due 2/1/2010, $500,000 par			511,950
Safeway Stores	4 1/8% Due 11/1/2008, $825,000 par			820,157
Schering-Plough Corporation	5.3% Due 12/1/2013, $665,000 par			695,031
Shurgard Storage Centers	7 3/4% Due 2/22/2011, $500,000 par			569,535
Small Business Investment Cos.	4.754% Due 8/10/2014, $2,500,000 par			2,465,625
Sovereign Bank	5 1/8% Due 3/15/2013, $710,000 par			710,795
Sprint Capital Corporation	6% Due 1/15/2007, $600,000 par			627,960
Stanford University	6.16% Due 4/30/2011, $650,000 par			720,961
Steelcase Incorporated	6 3/8% Due 11/15/2006, $500,000 par			516,190
Stratford, CT	6.28% Due 2/15/2009, $500,000 par			543,355
Suntrust Bank	4.415% Due 6/15/2009, $750,000 par			761,250
Suntrust Cap III	Flt % Due 3/15/2028, $600,000 par			584,520

(Continued)

WELLS
000032

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
TCF Financial	5% Due 6/15/2014, $670,000 par			$ 678,040
Thomson Corporation	6.2% Due 1/5/2012, $700,000 par			769,153
Toll Road Inv Part II	Due 2/15/2015, $750,000 par			443,378
U.S. Education Loan Trust, LLC	Flt % Due 6/1/2039, $2,000,000 par			2,002,578
United Air Lines	6.831%, Due 9/1/2008, $250,000 par			11,520
Unitrin Incorporated	5 3/4% Due 7/1/2007, $800,000 par			831,120
US Bancorp	7 1/8% Due 12/1/2009, $900,000 par			1,021,680
Viacom Incorporated	7.7% Due 7/30/2010, $600,000 par			698,767
Visteon Corporation	7.95% Due 8/1/2005, $73,000 par			74,734
Washington Mutual Mortgage	Flt % Due 12/25/2044, $3,000,000 par			3,000,000
Weyerhaeuser Company	6 3/4% Due 3/15/2012, $600,000 par			676,098
Total securities				259,496,126
Accrued interest receivable				2,166,584
Payable for investment securities purchased				(3,301,056)
Contract value liquidity agreement				(10,335,245)
Total contract value				248,026,409
Monumental Life Insurance Co.	Managed, variable rate, due 12/31/2008 (contract value: $4,135,421)			—
Rabobank Nederland	Managed, variable rate, due 12/31/2008 (contract value: $94,508,445)		(1)	
Wells Fargo STIF Fund	Money Market Fund	—		4,773,543
United States Treasury	5% Due 2/15/2011, $12,050,000 par			12,818,670
United States Treasury	3 1/8% Due 4/15/2009, $12,500,000 par			12,310,500
United States Treasury	3 1/8% Due 5/15/2007, $19,000,000 par			18,990,310
United States Treasury	4 3/4% Due 5/15/2014, $10,000,000 par			10,421,100
United States Treasury	2 1/2% Due 9/30/2006, $15,000,000 par			14,870,550
FHLMC	5 1/2% Due 2/1/2018, $2,771,477 par			2,846,828
FHLMC Structured Pass Through	7% Due 10/25/2015, $2,013,277 par			2,134,704
FNMA	6.1% Due 4/1/2011, $913,794 par			989,392
FNMA	5% Due 12/1/2019, $3,000,000 par			3,049,950
Allstate Financial Global	6 1/2% Due 6/14/2011, $500,000 par			554,090
Ashland Oregon	5.067% Due 7/15/2012, $400,000 par			412,216
Bank of America Corporation	7.4% Due 1/15/2011, $320,000 par			370,683
Bank of New York	Flt % Due 10/14/2009, $325,000 par			325,000
Citi Financial	10% Due 5/15/2009, $400,000 par			492,156

(Continued)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Conagra Incorporated	7 7/8% Due 9/15/2010, $400,000 par			$ 469,900
Countrywide Asset-Backed Certs	Flt % Due 12/25/2014, $1,000,000 par			1,000,000
Countrywide Home Loan	Flt % Due 12/26/2034, $2,500,000 par			2,500,000
Cox Communications Inc	4 5/8% Due 1/15/2010, $750,000 par			748,268
Duke Realty Corporation	Flt % Due 12/22/2006, $575,000 par			574,678
Equifax Incorporated	6.3% Due 7/1/2005, $200,000 par			203,132
First Tennessee Bank	5.05% Due 1/15/2015, $1,000,000 par			1,001,260
Ford Motor Credit	7 3/8% Due 10/28/2009, $1,000,000 par			1,078,670
Illinois State	3.85% Due 6/1/2013, $500,000 par			472,920
Indiana Board Banking Revenue	4.49% Due 7/15/2012, $745,000 par			742,959
Indiana Board Banking Revenue	4.7% Due 1/15/2014, $250,000 par			248,505
Kellogg Company	6.6% Due 4/1/2011, $400,000 par			448,088
Lincoln National Corporation	6.2% Due 12/15/2011, $300,000 par			325,317
Masco Corporation	5 7/8% Due 7/15/2012, $320,000 par			342,944
May Department Stores	4.8% Due 7/15/2009, $1,000,000 par			1,016,810
Mellon Funding Corporation	6.4% Due 5/14/2011, $900,000 par			998,658
MLCC Mortgage Inv Inc	Flt % Due 5/25/2028, $749,731 par			751,538
National City Bank	7 1/4% Due 7/15/2010, $300,000 par			344,642
National City Bank of Kentucky	6.3% Due 2/15/2011, $120,000 par			132,870
Niagra Mohawk Power	7 5/8% Due 10/1/2005, $756,098 par			780,905
Northern Natural Gas	6 3/4% Due 9/15/2008, $300,000 par			327,975
Prudential	7.65% Due 7/1/2007, $250,000 par			271,870
Puget Sound Energy Inc	7.96% Due 2/22/2010, $1,000,000 par			1,160,660
Safeway Stores	4 1/8% Due 11/1/2008, $1,000,000 par			994,130
Springfield, IL	4.4% Due 12/1/2012, $450,000 par			445,157
US Bank NA Minnesota	6 3/8% Due 8/1/2011, $1,000,000 par			1,110,550
Washington Mutual Mortgage	Flt % Due 12/25/2044, $1,000,000 par			1,000,000
Total securities				104,852,098
Accrued interest receivable				785,250
Payable for securities purchased				(5,062,135)
Contract value liquidity agreement				(1,931,347)
Total contract value				98,643,866
AIG Financial Products	WTBA Coll, variable rate, due 3/27/2009 (contract value: $114,584,864)		(1)	

WELLS 000034

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Wells Fargo STIF Fund	Money market fund	54,243,339		$ 54,243,339
FHLMC	5% Due 8/1/2018, $2,756,938 par			2,801,986
FNMA	4 1/2% Due 2/1/2020, $50,000,000 par			49,734,400
FNMA	5 1/2% Due 4/1/2033, $20,476,337 par			20,805,597
FNMA	5 1/2% Due 6/1/2018, $4,691,689 par			4,852,847
FNMA	5% Due 4/1/2034, $2,775,175 par			2,758,885
FNMA	Adj % Due 6/1/2033, $3,833,775 par			3,848,152
FNMA	Adj % Due 3/1/2034, $1,272,257 par			1,273,450
FNMA	Adj % Due 6/1/2034, $4,777,613			4,788,067
FNMA	FNCI 4.5% 02/08/05, $-50,000,000 par			(250,000)
FL Education Loan Mkting Corp	Adj % Due 12/22/2033, $9,425,000 par			9,425,000
Wachovia Asset Securitization	Flt % Due 9/25/2009, $6,500,372 par			6,500,371
Total securities				160,782,094
Accrued interest receivable				265,519
Payable for securities purchased				(49,592,357)
Contract value liquidity agreement				3,129,608
Total contract value				114,584,864
Caisse Des Depots	6.70%, due 6/25/2005 (contract value: $10,015,974)		(1)	10,015,974
Total securities				10,015,974
Total contract value				10,015,974
Monumental Life	Managed, variable rate, due 9/30/2006 (contract value: $88,187,930)		(1)	
Wells Fargo Bank, N.A.	Galliard Fixed Income Fund A	5,787,491		91,697,013
Contract value liquidity agreement				(3,509,083)
Total contract value				88,187,930

WELLS
000035

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Total underlying securities of security-backed contracts				$ 1,075,753,895
Total accrued interest receivable				5,333,001
Payable for investment securities purchased				(93,305,471)
Pending trades				(1,114,612)
Total contract value liquidity agreements				(12,160,957)
Cash				(225,089)
Total security-backed contracts				974,280,767
Wells Fargo Stable Return Fund for EBT	Common collective fund	3,841,124	(1)	143,289,272
Total Stable Value Fund				1,199,449,969
* Wells Fargo Stock Fund:				
Short-term investments	Money Market Fund	3,999,999	(1)	3,999,999
Wells Fargo & Co. common stock	Common Stock Fund	30,914,178	(1)	1,921,316,163
				1,925,316,162
* Wells Fargo – ESOP	Common Stock Fund	33,150,079	1,237,432,910	2,060,277,410
* Wells Fargo – ESOP	Convertible Preferred Stock	317,524	340,004,996	362,117,514
* Wells Fargo – ESOP	Money Market Fund	931,647	931,647	931,647
				$ 9,290,553,777

* Represents a party-in-interest
(1) Cost information not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

KPMG LLP
55 Second Street
San Francisco, CA 94105

Exhibit 23

Consent of Independent Registered Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-79777) on Form S-8 of Wells Fargo & Company of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004, annual report on Form 11-K of Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 27, 2005